SCHEDULE 13D

                         (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule
                          13d-1(a) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(a)

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)1

                      QUALITY DINING, INC.
_________________________________________________________________

                        (Name of Issuer)
                   COMMON STOCK, NO PAR VALUE
_________________________________________________________________
                 (Title of Class of Securities)

                           74756P 10 5
_________________________________________________________________

                         (CUSIP Number)

                      DANIEL B. FITZPATRICK
                      QUALITY DINING, INC.
                    4220 EDISON LAKES PARKWAY
                    MISHAWAKA, INDIANA 46545
                    TELEPHONE: (574) 271-4600
                     FACSIMILE: (574) 243-4377
_________________________________________________________________

          (Name, address and telephone number of person authorized to receive notices and communications)


                          June 27, 2003
_________________________________________________________________

     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 13D

CUSIP No.  74756P 10 5
___________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Daniel B. Fitzpatrick
___________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [   ]
                                                  (b)  [   ]
___________________________________________________________
     (3)  SEC USE ONLY
___________________________________________________________
     (4)  SOURCE OF FUNDS
                    BK and PF
___________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
___________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
___________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER        3,867,273*
SHARES
               _____________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER           -0-

               _____________________________________________________
OWNED BY       (9)  SOLE DISPOSITIVE POWER        3,867,273*
EACH
               _________________________________________________
REPORTING      (10) SHARED DISPOSITIVE POWER           -0-
PERSON WITH
_________________________________________________________________

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                                     3,867,273*
_________________________________________________________________

     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
_________________________________________________________________
_____________________
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         33.3%
_________________________________________________________________

     (14) TYPE OF REPORTING PERSON
                         IN
_________________________________________________________________


*  Includes presently exercisable stock options to purchase
23,200 shares.
                     INTRODUCTORY STATEMENT

     This Statement constitutes Amendment No. 8 to the Schedule 13D, filed on June 6, 2000, and amended by Amendment No. 1 to
Schedule 13D, filed on August 10, 2000, Amendment No. 2 to
Schedule 13D, filed on November 7, 2000, Amendment No. 3 to
Schedule 13D, filed on March 1, 2001, Amendment No. 4 to Schedule 13D, filed on May 16, 2001, Amendment No. 5 to Schedule 13D, filed on June 28, 2001, Amendment No. 6 to Schedule 13D, filed on October 1, 2002 and Amendment No. 7 to Schedule 13D, filed on June 25, 2003 (collectively, the "Schedule 13D"), by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), with respect to the common stock, no par value, of the Company (the "Common Stock"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the
Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The amount of $3,619,085 for the purchase of the Shares described in Item 6 below was obtained by Mr. Fitzpatrick through a loan from Lake City Bank of Warsaw, Indiana. The loan was made directly to Fitzpatrick Properties, LLC, a single-purpose Indiana limited liability company of which Mr. Fitzpatrick is the sole member and through which Mr. Fitzpatrick purchased the Shares ("Properties"). The loan is collateralized with a first mortgage on the real estate holdings of Properties, and Mr. Fitzpatrick has personally guarantied one-half of the outstanding indebtedness.

     The remaining amount of $53,525 for the purchase of the Shares, as well as the payment of $400,000 pursuant to the Standstill Agreement and Mutual Release described in Item 6 below, were from Mr. Fitzpatrick's personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.
     On June 27, 2003, Mr. Fitzpatrick (acting through his designee, Properties) purchased 1,148,014 shares of Common Stock (the "Shares") from NBO, LLC for $3,672,610 pursuant to a Stock Sale Agreement (as described more fully in Item 6 below). The Shares, which represent approximately 9.9% of the shares of Common Stock outstanding, constitute all of the shares of Common Stock owned by NBO and its affiliates. In connection with the Stock Sale Agreement, the Company, Mr. Fitzpatrick, NBO and its principals entered into a Standstill Agreement and Mutual Release (as described more fully in Item 6 below) for the benefit of the Company pursuant to which NBO and its principals are precluded from purchasing additional shares of Common Stock or otherwise seeking to obtain or influence control of the Company for a period of 10 years. Mr. Fitzpatrick paid the principals of NBO $400,000 for entering into such arrangement. In addition, the parties to the Standstill Agreement and Mutual Release granted each other mutual releases.

     The Board of Directors of the Company approved in advance Mr. Fitzpatrick's purchase of the Shares for purposes of the Company's Shareholder Rights Plan and Indiana's Business Combination statute. In addition, the Board of Directors amended the Company's By-Laws to opt out of Indiana's Control Share Acquisition statute.

     Except as indicated above, the information set forth in Item
4 of the Schedule 13D remains unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Fitzpatrick beneficially owns 3,867,273 shares (33.3%) of the Common Stock.

     (b) Mr. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 3,867,273 shares of the Common Stock.

     (c) From December 24, 2002 to January 15, 2003, Mr. Fitzpatrick made the following purchases of shares of Common Stock:

          Date                Number of Shares         Price Paid
          Per Share
          December 24, 2002          5,000             $2.98
          December 26, 2002          2,500             $3.03
          December 30, 2002         35,000             $3.01
          January 2, 2003           10,000             $3.01
          January 8, 2003           14,000             $3.00
          January 15, 2003           5,000             $2.97

          All of the foregoing transactions were made in the open market with Mr. Fitzpatrick's personal funds.

          On June 27, 2003, Mr. Fitzpatrick purchased 1,148,014 shares of Common Stock from NBO for $3,672,610, representing a per share price of $3.20. As described more fully in Item 6 below, the transaction was effected pursuant to a Stock Sale Agreement.

     Except as indicated above, the information set forth in Item
     5 of the Schedule 13D remains unchanged.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On June 27, 2003, Mr. Fitzpatrick entered into a Stock Sale Agreement (filed as Exhibit 2 to this Schedule 13D), pursuant to which he purchased the Shares for $3,672,610. In connection with the Stock Sale Agreement, David W. Schostak entered into a Letter Agreement (filed as Exhibit 3 to this Schedule 13D) dated June 27, 2003 pursuant to which he agreed to deliver 1,000 shares of Common Stock covered by the Stock Sale Agreement to Mr. Fitzpatrick by July 16, 2003. These shares could not be delivered on June 27, 2003 because the share certificates had been lost and are in the process of being replaced. In addition, the Stock Sale Agreement provides that if, within 18 months following June 27, 2003, either (i) the management of the Company acquires all or substantially all of the outstanding common stock of the Company; or (ii) a third party acquires a majority interest in the Company, then Mr. Fitzpatrick must pay to NBO a topping fee equal to the product of 1,148,014 multiplied by the amount, if any, by which (x) the amount paid per share of the Company's common stock in such acquisition or the value ascribed per share of the Company's common stock in such merger or other business combination; exceeds (y) $3.55.

     In connection with the Stock Sale Agreement, Mr. Fitzpatrick, the Company, NBO and its principals, Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak, entered into a Standstill Agreement and Mutual Release (filed as Exhibit 4 to this Schedule 13D) for the benefit of the Company pursuant to which NBO and its principals are precluded from purchasing additional shares of Common Stock or otherwise seeking to obtain or influence control of the Company for a period of 10 years. Mr. Fitzpatrick paid the principals of NBO $400,000 for entering into such arrangement. In addition, the parties granted each other mutual releases.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.    Title
     ----------    --------
     2.            Stock Sale Agreement between Daniel B. Fitzpatrick
                   and NBO, LLC dated June 27, 2003.

     3.            Letter Agreement from David W. Schostak to Daniel
                   B. Fitzpatrick dated June 27, 2003.

     4.            Standstill Agreement by and among Daniel B.
                   Fitzpatrick, Quality Dining, Inc., NBO, LLC,
                   Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak dated June 27, 2003.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    June 30, 2003
                                                    -------------
                                                     (Date)

                                              /s/  Daniel B. Fitzpatrick
                                              ---------------------------
                                                     (Signature)


                                                 Daniel B. Fitzpatrick
                                                -----------------------
                                                       (Name)


                          EXHIBIT INDEX


Exhibit No.     Title
----------     --------

2. Stock Sale Agreement between Daniel B. Fitzpatrick and NBO, LLC dated June 27, 2003.

3.             Letter Agreement from David W. Schostak to Daniel B.
               Fitzpatrick dated June 27, 2003.

4.             Standstill Agreement by and among Daniel B.
               Fitzpatrick, Quality Dining, Inc., NBO, LLC, Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak dated June 27, 2003.



























Exhibit 2
----------



                      STOCK SALE AGREEMENT


                    dated as of June 27, 2003

                         by and between

                      DANIEL B. FITZPATRICK

                               and

                            NBO, LLC






          This STOCK SALE AGREEMENT (this "Stock Sale Agreement") dated as of June 27, 2003 is made and entered into by and between DANIEL B. FITZPATRICK (the "Buyer"), and NBO, LLC, a Michigan limited liability company (the "Seller").

                            RECITALS

     This Agreement is based on the following recitals:

     A. Seller is the owner of 1,148,014 shares of common stock, no par value (the "Shares" ), of Quality Dining, Inc., an Indiana corporation (the "Company").

     B. Buyer has agreed to buy the Shares for the price of $3,672,610.00.

     C.   Buyer and Seller desire to establish in this Stock Sale
Agreement certain terms and conditions concerning the disposition of the Shares.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Stock Sale Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                            ARTICLE I
                   SALE OF SHARES TO THE BUYER

           1.01 Sale of Shares.          Seller agrees to sell to
the Buyer, and the Buyer agrees to buy from Seller, the Shares for the price of Three Million Six Hundred Seventy Two Thousand Six Hundred Ten Dollars ($3,672,610.00), which sale shall occur immediately following the execution hereof (the "Closing"). In the event that, within eighteen (18) months following the Closing Date, either (i) the management of the Company shall acquire all or substantially all of the outstanding common stock of the Company; or (ii) a third party shall acquire, either through a stock acquisition, merger or other business combination, a majority interest in the Company, then Buyer shall pay to Seller a topping fee equal to the product of 1,148,014 multiplied by the amount, if any, by which (x) the amount paid per share of the Company's common stock in such acquisition or the value ascribed per share of the Company's common stock in such merger or other business combination; exceeds (y) Three Dollars and 55/100 ($3.55). Buyer's obligation to pay the topping fee shall survive the Closing.

          1.02 Sales Commission.   Seller has agreed to pay to
Schostak Brothers & Company, Inc. (the "Broker"), at Closing, a commission in connection with the sale of the Shares equal to Six Hundred Thousand Dollars ($600,000.00)(the "Sale Commission").

          1.03 Closing. Immediately following the execution hereof, (i) Seller shall transfer title to the Shares to the Buyer (or his nominee) free and clear of any lien, security interest, pledge, hypothecation or any other restriction or interest either by electronic means or by delivery to the Buyer of stock certificates for the Shares, together with executed blank stock powers, (ii) the Buyer shall pay to Seller the sum designated in Section 1.01 hereof, less the amount of the Sale Commission, by wire transfer of immediately available funds to an account designated by Seller; (iii) the Buyer, on behalf of the Seller, shall pay directly to the Broker, the Sale Commission, by wire transfer of immediately available funds to an account designated by the Broker; and (iv) Seller, Buyer, the Company and certain principals of Seller shall enter into a Standstill Agreement and Mutual Release in the form attached hereto as Exhibit A (the "Standstill Agreement").

                           ARTICLE II
            REPRESENTATIONS AND WARRANTIES OF SELLER

          Seller hereby represents and warrants to the Buyer as follows:

           2.01 Incorporation. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan. Seller has the requisite power and authority to execute and deliver this Stock Sale Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

           2.02 Authority. The execution and delivery by Seller of this Stock Sale Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by Seller, no other action on the part of Seller or its members being necessary. This Stock Sale Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable
against   Seller  in  accordance  with  its  terms,   except   as
enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

           2.03 No Conflicts. The execution and delivery by Seller of this Stock Sale Agreement do not, and the performance by Seller of its obligations under this Stock Sale Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the limited liability company agreement or other organizational documents or instruments of Seller;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any governmental or regulatory authority applicable to Seller or any of its properties or assets; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require Seller to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of, or under, any contract, agreement, plan, permit or license to which Seller is a party.

            2.04  Governmental  Approvals  and  Filings.       No
consent, approval or action of, filing with or notice to any governmental or regulatory authority on the part of Seller is required in connection with the execution, delivery and performance of this Stock Sale Agreement or the consummation of the transactions contemplated hereby, other than filings under the Securities Exchange Act of 1934, as amended, in connection with the transactions contemplated by this Stock Sale Agreement.

           2.05 Share Ownership. As of the date hereof, Seller is the beneficial owner of 1,148,014 shares of common stock of the Company. Other than the Shares, Seller is not the beneficial owner of any other securities of the Company. Seller beneficially owns the Shares free and clear of any lien, security interest, pledge, hypothecation or any other restriction or interest, and has not granted any proxy or entered into any voting agreement or similar arrangement that remains in effect with respect to the Shares.

          2.06 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to Seller's knowledge, threatened, relating to or affecting Seller or any of its assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Stock Sale Agreement.

          2.07 Information About Company. Seller is relying solely on public filings relating to the Company in making its decision to sell the Shares on the terms set forth in this Stock Sale Agreement. Furthermore, Seller understands that Buyer is the Chief Executive Officer of the Company and therefore may have information about the Company and its business and prospects that has not been publicly released, and acknowledges that Seller is not entitled to, and will not, make any claim that it would have negotiated any different terms had it been aware of any such information.


                           ARTICLE III
           REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to Seller as follows:

           3.01 Capacity. Buyer is legally competent and has  the
capacity  to  execute and deliver this Stock Sale  Agreement,  to
perform   his   obligations  hereunder  and  to  consummate   the
transactions contemplated hereby.

           3.02 Authority. This Stock Sale Agreement has been duly and validly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

           3.03 No Conflicts. The execution and delivery by the Buyer of this Stock Sale Agreement do not, and the performance by the Buyer of his obligations under this Stock Sale Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any governmental or regulatory authority applicable to the Buyer or any of his properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require the Buyer to obtain any consent, approval or action of, make any filing with or give any notice to any person as a result or under the terms of or under, any contract, agreement, plan, permit or license to which the Buyer is a party which has not already been obtained.

            3.04  Governmental  Approvals  and  Filings.       No
consent, approval or action of, filing with or notice to any governmental or regulatory authority on the part of the Buyer is required in connection with the execution, delivery and performance of this Stock Sale Agreement or the consummation of the transactions contemplated hereby, other than filings under the Securities Exchange Act of 1934, as amended, in connection with the transactions contemplated by this Stock Sale Agreement.

          3.05 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to Buyer's knowledge, threatened, relating to or affecting Buyer or any of his assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Stock Sale Agreement.


                           ARTICLE IV
                       GENERAL PROVISIONS

          4.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Stock Sale Agreement, each party hereto has the right to rely fully upon the representations and warranties of the other contained in this Stock Sale Agreement. The representations, warranties, covenants and agreements of each party hereto contained in this Stock Sale Agreement will survive the consummation of the transactions contemplated by this Stock Sale Agreement.

           4.02  Amendment  and Waiver.    (a)  This  Stock  Sale
Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

          (b) Any term or condition of this Stock Sale Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Stock Sale Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Stock Sale Agreement on any future occasion. All remedies, either under this Stock Sale Agreement or by law or otherwise afforded, will be cumulative and not alternative.

            4.03 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

          If to Seller:
          NBO, LLC
          25800 Northwestern Highway
          Suite 750
          Southfield, Michigan 48075
          Facsimile:  (248) 357-6295
          Attn:  David W. Schostak

          with a copy to:
          Honigman Miller Schwartz and Cohn LLP
          2290 First National Building
          Detroit, Michigan 48226
          Facsimile:  (313) 465-7475
          Attn:  Lawrence D. McLaughlin, Esq.

          If to Buyer:
          Daniel B. Fitzpatrick
          c/o Quality Dining, Inc.
          4220 Edison Lakes Parkway
          Mishawaka, Indiana  46545
          Telephone: (219) 271-4600
          Fax:  (219) 243-4377

          with a copy to:
          Milbank, Tweed, Hadley & McCloy LLP
          One Chase Manhattan Plaza
          New York, New York  10005
          Facsimile:  (212) 822-5680
          Attn:  Robert S. Reder, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

          4.04 Entire Agreement.   This Stock Sale Agreement
supersedes all prior discussions and agreements between the parties hereto with respect to the subject matter hereof, and contains, together with the Standstill Agreement, is the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

           4.05 No Third Party Beneficiary. The terms and provisions of this Stock Sale Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

           4.06 No Assignment; Binding Effect. Neither this Stock Sale Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Stock Sale Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

           4.07 Specific Performance; Legal Fees. The parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Stock Sale Agreement and that any party may, in such party's sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Stock Sale Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Stock Sale Agreement by any other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

          4.08 Headings. The headings used in this Stock Sale
Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

          4.09 Invalid Provisions. If any provision of this Stock Sale Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Stock Sale Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Stock Sale Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and
(iii) the remaining provisions of this Stock Sale Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

           4.10 Governing Law. This Stock Sale Agreement has been negotiated and entered into in the State of Indiana and shall be governed by and construed in accordance with the laws of the State of Indiana applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

          4.11  Consent to Jurisdiction and Service of Process.
Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern
District of Indiana in St. Joseph County in any action, suit or proceeding arising in connection with this Stock Sale Agreement and brought withinfive (5) years from the date hereof; agrees that any such action,suit or proceeding brought within such period shall be broughtonly in such court (and waives any objection based on forum non conveniens or any other objection to venue therein and to the extent permitted by law); and agrees to delivery of service of process in connection with any such action, suit or proceeding brought within such period by any of the methods by which notices may be given pursuant to Section 4.03, with such service being deemed given as provided in such Section; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 4.11 and shall not be deemed to be a general submission to the jurisdiction of said court or in the State of Indiana other than for such purpose. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

          4.12  Expenses.
  Each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Stock Sale Agreement and the transactions contemplated hereby.

           4.13 Counterparts. This Stock Sale Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

          IN WITNESS WHEREOF, each party hereto has signed this Stock Sale Agreement, or caused this Stock Sale Agreement to be signed by its member thereunto duly authorized, as of the date first above written.


                          NBO, LLC,
                          a Michigan limited liability company


                          By:/s/ Jerome L. Schostak
                             ----------------------
                          Name: Jerome L. Schostak
                               -------------------
                          Title: Member
                                -------------------

                                          "Seller"



                         /s/ Daniel B. Fitzpatrick
                         ----------------------------
                         Daniel B. Fitzpatrick, Individually

                          "Purchaser"





Exhibit 3
------------------------



                        David W. Schostak
              25800 Northwestern Highway, Suite 750
                   Southfield, Michigan 48075
                   Facsimile:  (248) 357-6295

                                                  June 27, 2003

Daniel B. Fitzpatrick
c/o Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Re:  Stock Sale Agreement

Dear Mr. Fitzpatrick:

This letter agreement is being entered into in connection with your acquisition of 1,148,014 shares of common stock (the "Shares") of Quality Dining, Inc. (the "Company") from NBO, LLC (the "Seller") in exchange for $3,672,610 pursuant to the Stock Sale Agreement dated as of June 27, 2003 between you and the Seller (the "Stock Sale Agreement"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Stock Sale Agreement.

The undersigned hereby represents to you that (a) 1,000 of the Shares are missing (the "Missing Shares"), and (b) I have instructed the Company's transfer agent to re-issue a certificate representing the Missing Shares to the Seller. In consideration of your willingness o consummate the purchase and sale of the Shares pursuant to the Stock Sale Agreement even though the Missing Shares will not be available at the Closing, I hereby agree that:

1. I will use my best efforts to deliver a certificate representing the Missing Shares to you or your designee by no later than July 16, 2003; and

2. By no later than 5:00 p.m. C.D.T. on July 16, 2003, I will deliver to you or your designee either (i) a certificate representing the Missing Shares, together with executed blank stock powers or (ii) $3,550 in immediately available funds. This letter agreement is being entered into in connection with the transactions contemplated by the Stock Sale Agreement and constitutes an integral part of those transactions. The provisions of Sections 7.08, 7.11 and 7.12 of the Standstill Agreement shall be made and constitute a part of this letter agreement, mutatis mutandis.

                                   Sincerely,

                                   /s/ David W. Schostak
                                   --------------------
                                   David W. Schostak







Exhibit 4
-------------





             STANDSTILL AGREEMENT AND MUTUAL RELEASE


                    dated as of June 27, 2003

                          by and among

                     DANIEL B. FITZPATRICK,

                      QUALITY DINING, INC.,

                            NBO, LLC,

                       JEROME L. SCHOSTAK,

                       DAVID W. SCHOSTAK,

                       ROBERT I. SCHOSTAK

                               and

                        MARK S. SCHOSTAK


     This STANDSTILL AGREEMENT AND MUTUAL RELEASE (this
"Standstill Agreement") dated as of June 27, 2003 is made and entered into by and among DANIEL B. FITZPATRICK
("Fitzpatrick"), QUALITY DINING, INC., an Indiana corporation (the "Company"), NBO, LLC, a Michigan limited liability company ("NBO"), JEROME L. SCHOSTAK, DAVID W.
SCHOSTAK, ROBERT I. SCHOSTAK and MARK S. SCHOSTAK
(collectively, the "Schostaks" and together with NBO the "Stockholders").

                          RECITALS

     A.   The Schostaks are the sole members of NBO.

     B.   NBO beneficially owned 1,148,014 shares (the
"Shares") of common stock, no par value, of the Company (the
"Common Stock").

     C. Simultaneously herewith, Fitzpatrick and NBO have closed the purchase and sale of the Shares pursuant to a Stock Sale Agreement dated as of the date hereof (the "Stock
Sale Agreement").

     D. As a result of the foregoing transactions pursuant to the Stock Sale Agreement, the Stockholders no longer beneficially own any shares of the Common Stock.

     E. Fitzpatrick, the Stockholders and the Company desire to establish in this Standstill Agreement certain restrictions concerning the future acquisition of securities of the Company by the Stockholders and any actions by the Stockholders relating to the Company and to exchange mutual releases.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Standstill
Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                          ARTICLE I

                         DEFINITIONS

           1.01   Definitions.   (a)   Except  as  otherwise
specifically  indicated,  the  following  terms   have   the
following  meanings  for  all purposes  of  this  Standstill
Agreement:

          "beneficially owns" (or comparable variations thereof) has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

          "Board of Directors" means the Board of Directors of the Company.

          "Effective Time" means the date of this Agreement.

          "Equity Securities" means Voting Securities,
Convertible Securities and Rights to Purchase Voting
Securities.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

          "Person" means any individual, corporation, partnership, trust, limited liability company, other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

          "Representatives" of any Person means (where applicable) such Person's directors, officers, partners, members, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives of such Person.

          "Restricted Group" means (i) the Stockholders,
(ii) any and all Persons directly or indirectly controlled by or under common control with any Stockholder, (iii) if any Stockholder is an individual, (a) any member of such Stockholder's family (including any spouse, parent, sibling, child, grandchild or other lineal descendant, including adoptive children), (b) the heirs, executors, personal representatives and administrators of any of the foregoing persons, (c) any trust established for the benefit of any of the foregoing persons and (d) any charitable foundations established by any of the foregoing persons, and (iv) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which any Stockholder or any Person directly or indirectly controlling, controlled by or under common control with such Stockholder is a member.

          "Termination Date" means the date which is ten
(10) years from the date hereof.

          "Voting Securities" means the Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of directors; "Convertible Securities" means securities of the Company which are convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities; and "Rights to Purchase Voting Securities" means options and rights issued by the Company (whether presently exercisable or not) to purchase Voting Securities or Convertible Voting Securities.

          (b) In addition, the following terms are defined in the Sections set forth below:

"Business Combination"          --   Section 2.02
"Common Stock"                  --   Recital A
"Company"                       --   Preamble
"Company Affiliates"                 Section 2.05
"Company Released Parties"           Section 2.05
"Company Releasing Parties"          Section 2.07
"Fitzpatrick Released Parties"  --   Section 2.04
"Fitzpatrick Releasing Parties" --   Section 2.06
"Schostaks"                     --   Preamble
"Stock Sale Agreement"          --   Recital B
"Stockholders"                  --   Preamble
"Stockholder Released Parties"  --   Section 2.06
"Stockholder Releasing Parties" --   Section 2.04

     (c) Unless the context of this Standstill Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively;
(iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Standstill Agreement; and (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Standstill Agreement. Whenever this Standstill Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.

                         ARTICLE II

               STANDSTILL AND MUTUAL RELEASES

            2.01 Limitation on Acquisition of Equity Securities. The Stockholders covenant and agree with the Company that, from the Effective Time until the Termination Date, no member of the Restricted Group shall, directly or indirectly, purchase or acquire, or make any offer to or agree to purchase or acquire, beneficial ownership of any Equity Securities in the open market, in privately negotiated transactions or otherwise.

           2.02 Standstill. The Stockholders covenant and agree with the Company that, from the Effective Time until the Termination Date, no member of the Restricted Group will, and they will not assist or encourage any other Person (including by providing financing) to, directly or indirectly, (i) acquire or agree, offer, seek or propose (whether publicly or otherwise) to acquire ownership (including but not limited to beneficial ownership) of any substantial portion of the assets or any Equity Securities of the Company, whether by means of a negotiated purchase of assets, tender or exchange offer, merger or other business combination, recapitalization, restructuring or other extraordinary transaction (a "Business Combination"), (ii) engage in any "solicitation" of "proxies" (as such terms are used in the proxy rules promulgated under the Exchange Act, but disregarding clause (iv) of Rule 14a-1(1)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), or form, join or in any way participate in a "group" (as defined under the Exchange Act), (iii) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (iv) take any action that could reasonably be expected to force the Company to make a public announcement regarding any of the types of matters referred to in clause (i), (ii) or (iii) above, or (v) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party with respect to any of the foregoing. No member of the Restricted Group will request the Company or any of its Representatives to amend or waive any provision of this paragraph (including this sentence) or Section 2.01 during such period. If at any time during such period a member of the Restricted Group is approached by any Person concerning its participation in any of the types of matters referred to in clause (i), (ii) or
(iii) above, such member will promptly inform the Company of the nature of such contact and the parties thereto.

     2.03 Compensation. As compensation for the covenants of the Schostaks set forth in this Standstill Agreement, simultaneously with the execution hereof, Fitzpatrick has paid to each of the Schostaks the sum of One Hundred
Thousand Dollars ($100,000.00) for an aggregate payment to the Schostaks of Four Hundred Thousand Dollars
($400,000.00).

     2.04 General Release by NBO and the Stockholders of Claims Against Fitzpatrick. NBO and the Stockholders, for themselves and all of their heirs, executors, administrators, legal representatives and assigns (collectively, "Stockholder Releasing Parties"), for and in consideration of all of the terms of this Standstill Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby unconditionally and irrevocably REMISE, RELEASE, AND FOREVER DISCHARGE Fitzpatrick, his affiliates, and all of their respective past, present, and future directors, advisory board members, officers, shareholders, other security holders acting in their capacity as such, and all of their respective predecessors, successors and assigns, heirs, executors, administrators, and legal representatives and all other persons and entities who/that might be claimed to be jointly and/or severally liable with them (hereinafter collectively referred to as the "Fitzpatrick Released Parties") of and from all claims, causes of action, suits, charges, debts, dues, sums of money, fees and costs (including, without limitation, attorneys' fees and costs), accounts, bills, covenants, contracts, agreements, expenses, wages, compensation, benefits, promises, damages, judgments, rights, demands, or otherwise, known or unknown, accrued or unaccrued, contingent or non-contingent, in equity or in law, which any Stockholder Releasing Party ever had, now has, or hereafter may have, by reason of any matter, cause or thing pertaining to the acquisition or ownership of the Common Stock, the acquisition or attempted acquisition of other securities of the Company, or the management and operation of the Company, except for any obligations or liabilities of the Fitzpatrick Released Parties under this Standstill Agreement or under the Stock Sale Agreement which shall not be affected by this release.

     2.05 General Release by NBO and the Stockholders of Claims Against Company. The Stockholder Releasing Parties, for and in consideration of all of the terms of this Standstill Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby (i) unconditionally and irrevocably REMISE, RELEASE, AND FOREVER DISCHARGE the Company and its subsidiaries and all of their respective predecessors, successors and assigns and legal representatives (hereinafter collectively referred to as the "Company Released Parties"); and (ii) conditionally REMISE, RELEASE, AND FOREVER DISCHARGE all of the Company's and its subsidiaries' respective past, present, and future directors, advisory board members, officers, shareholders, other security holders acting in their capacity as such, and all of their respective heirs, executors, administrators, and legal representatives and all other persons and entities who/that might be claimed to be jointly and/or severally liable with them (hereinafter collectively referred to as the "Company Affiliates"), in each case of and from all claims, causes of action, suits, charges, debts, dues, sums of money, fees and costs (including, without limitation, attorneys' fees and costs), accounts, bills, covenants, contracts, agreements, expenses, wages, compensation, benefits, promises, damages, judgments, rights, demands, or otherwise, known or unknown, accrued or unaccrued, contingent or non-contingent, in equity or in law, which any Stockholder Releasing Party ever had, now has, or hereafter may have, by reason of any matter, cause or thing pertaining to the acquisition or ownership of the Common Stock, the acquisition or attempted acquisition of other securities of the Company, or the management and operation of the Company, except for any obligations or liabilities of the Company Released Parties under this Standstill Agreement. The condition of the release of the Company Affiliates (which for purposes of this Section 2.05 does not include the Fitzpatrick Released Parties) is that if a Company Affiliate asserts any claim of the nature covered by the releases set forth in this Agreement against any Stockholder Releasing Parties, the foregoing release shall be automatically revoked and become null and void as to such Company Affiliate who or which asserts any such claim.


     2.06 General Release by Fitzpatrick of Claims. Fitzpatrick, for himself and all of his heirs, executors, administrators, legal representatives and assigns (collectively, "Fitzpatrick Releasing Parties"), for and in consideration of all of the terms of this Standstill Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby unconditionally and irrevocably REMISE, RELEASE, AND FOREVER DISCHARGE NBO, the Stockholders, their parents, subsidiaries, and affiliates, and all of their respective past, present, and future directors, advisory board members, officers, shareholders, other security holders acting in their capacity as such, and all of their respective predecessors, successors and assigns, heirs, executors, administrators, and legal representatives and all other persons and entities who/that might be claimed to be jointly and/or severally liable with them (hereinafter collectively referred to as the "Stockholder Released Parties") of and from all claims, causes of action, suits, charges, debts, dues, sums of money, fees and costs (including, without limitation, attorneys' fees and costs), accounts, bills, covenants, contracts, agreements, expenses, wages, compensation, benefits, promises, damages, judgments, rights, demands, or otherwise, known or unknown, accrued or unaccrued, contingent or non-contingent, in equity or in law, which any Fitzpatrick Releasing Party ever had, now has, or hereafter may have, by reason of any matter, cause or thing pertaining to the acquisition or ownership of the Common Stock, the acquisition or attempted acquisition of other securities of the Company, or the management and operation of the Company, except for any obligations or liabilities of the Stockholder Released Parties under this Standstill Agreement or under the Stock Sale Agreement which shall not be affected by this release.

     2.07 General Release by the Company of Claims. The Company, for itself and all of its subsidiaries, and all of their respective predecessors, successors and assigns, (collectively, "Company Releasing Parties"), for and in consideration of all of the terms of this Standstill Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, do hereby unconditionally and irrevocably REMISE, RELEASE, AND FOREVER DISCHARGE the Stockholder Released Parties of and from all claims, causes of action, suits, charges, debts, dues, sums of money, fees and costs (including, without limitation, attorneys' fees and costs), accounts, bills, covenants, contracts, agreements, expenses, wages, compensation, benefits, promises, damages, judgments, rights, demands, or otherwise, known or unknown, accrued or unaccrued, contingent or non-contingent, in equity or in law, which any Company Releasing Party ever had, now has, or hereafter may have, by reason of any matter, cause or thing pertaining to the acquisition or ownership of the Common Stock, the acquisition or attempted acquisition of other securities of the Company, or the management and operation of the Company, except for any obligations or liabilities of the Stockholder Released Parties under this Standstill Agreement or under the Stock Sale Agreement which shall not be affected by this release.

     2.08 Indemnity. Each of the Schostaks, jointly and severally, agrees to indemnify Fitzpatrick and hold him harmless from any and all losses incurred by Fitzpatrick as a result of any breach by NBO of any of its representations, warranties, covenants and agreements contained in the Stock Sale Agreement.



                         ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF NBO

          NBO hereby represents and warrants to Fitzpatrick and the Company as follows:

           3.01 Incorporation. NBO is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan. NBO has the requisite power and authority to execute and deliver this Standstill Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

           3.02 Authority. The execution and delivery by NBO of this Standstill Agreement, and the performance by NBO of its obligations hereunder, have been duly and validly authorized by NBO , no other action on the part of NBO or its members being necessary. This Standstill Agreement has been duly and validly executed and delivered by NBO and constitutes a legal, valid and binding obligation of NBO enforceable against NBO in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

           3.03 No Conflicts. The execution and delivery by NBO of this Standstill Agreement do not, and the performance by NBO of its obligations under this Standstill Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the limited liability company agreement or other organizational documents or instruments of NBO;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to NBO or any of its properties or assets; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require NBO to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of any contract, agreement, plan, permit or license to which NBO is a party.

           3.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of NBO is required in connection with the execution, delivery and performance of this Standstill Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the transactions contemplated by this Standstill Agreement.

           3.05 Common Stock Ownership. As of the date hereof, NBO is not the beneficial owner of any Equity
Securities.

          3.06 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to the knowledge of NBO, threatened, relating to or affecting NBO or any of its assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Standstill Agreement.


                         ARTICLE IV

       REPRESENTATIONS AND WARRANTIES OF THE SCHOSTAKS

          Each Schostak hereby represents and warrants to Fitzpatrick and the Company as follows:

          4.01 Competence.    Each of the Schostaks is
legally competent and has the capacity to execute and deliver this Standstill Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

           4.02 Authority. This Standstill Agreement has been duly and validly executed and delivered by each Schostak and constitutes a legal, valid and binding obligation of such Schostak enforceable against such Schostak in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

           4.03 No Conflicts. The execution and delivery by each Schostak of this Standstill Agreement do not, and the performance by each Schostak of such Schostak's obligations under this Standstill Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to such Schostak or any of such Schostak's properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such Schostak to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, any contract, agreement, plan, permit or license to which such Schostak is a party.

           4.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of any Schostaks is required in connection with the execution, delivery and performance of this Standstill Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the transactions contemplated by this Standstill Agreement.

           4.05 Common Stock Ownership. As of the date hereof, none of the Schostaks or any other member of the Restricted Group is the beneficial owner of any Equity
Securities.

          4.06 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to the knowledge of any of the Schostaks, threatened, relating to or affecting any of the Schostaks or any of their assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Standstill Agreement.


                          ARTICLE V

        REPRESENTATIONS AND WARRANTIES OF FITZPATRICK

     Fitzpatrick hereby represents and warrants to NBO and the Schostaks as follows:

            5.01 Competence. Fitzpatrick is legally competent and has the capacity to execute and deliver this Standstill Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby.

           5.02 Authority. This Standstill Agreement has been duly and validly executed and delivered by Fitzpatrick and constitutes a legal, valid and binding obligation of Fitzpatrick enforceable against Fitzpatrick in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

           5.03 No Conflicts. The execution and delivery by Fitzpatrick of this Standstill Agreement do not, and the performance by Fitzpatrick of his obligations under this Standstill Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to Fitzpatrick or any of his properties or assets; or

          (b) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require Fitzpatrick to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of any contract, agreement, plan, permit or license to which Fitzpatrick is a party which has not previously been obtained.

           5.04 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Fitzpatrick is required in connection with the execution, delivery and performance of this Standstill Agreement or the consummation of the transactions contemplated hereby, other than filings under the Exchange Act in connection with the transactions contemplated by this Standstill Agreement.

          5.05 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to Fitzpatrick's knowledge, threatened, relating to or affecting Fitzpatrick or any of his assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Standstill Agreement.

                         ARTICLE VI
        REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to NBO and the Schostaks as follows:

          6.01 Authority.     The execution and delivery by
the Company of this Standstill Agreement, and the per formance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. The Company has taken all requisite corporate action to authorize Fitzpatrick to purchase the Shares and no further corporate action by the Company is required for the execution and delivery by Fitzpatrick of the Stock Sale Agreement or the performance of his obligations thereunder. This Standstill Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

          6.02 No Conflicts. The execution and delivery by the Company of this Standstill Agreement do not, and (i) the performance by the Company of its obligations under this Standstill Agreement and the consummation of the transactions contemplated hereby; and (ii) the performance by Fitzpatrick of his obligations under the Stock Sale Agreement and the consummation of the transactions contemplated thereby will not:


          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws of the Company;

          (b) conflict with or result in a violation or breach of any term or provision of any law, statute, rule or regulation or any order, judgment or decree of any Governmental or Regulatory Authority applicable to the Company or any of its properties or assets; or

          (c) (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, or (iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of any contract, agreement, plan, permit or license to which the Company is a party which has not previously been obtained.

          6.03 Governmental Approvals and Filings.     No
consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company is required in connection with the execution, delivery and performance of this Standstill Agreement, the Stock Sale Agreement or the consummation of the transactions contemplated hereby or thereby, other than filings under the Exchange Act in connection with the transactions contemplated by this Standstill Agreement and the Stock Sale Agreement.

          6.04 Legal Proceedings. There is no action, suit, investigation, audit, arbitration or proceeding before or by any governmental entity pending against, or to the Company's knowledge, threatened, relating to or affecting the Company or any of its assets and properties which could reasonably be expected to result in the issuance of an order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Standstill Agreement.


                         ARTICLE VII

                     GENERAL PROVISIONS

          7.01 Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Standstill Agreement, each party hereto has the right to rely fully upon the representations and warranties of the others contained in this Standstill Agreement. Except as provided in Section 7.02, the representations, warranties, covenants and agreements of each party hereto contained in this Standstill Agreement will survive the execution and delivery of this Standstill Agreement.

          7.02 Termination.   This Standstill Agreement and
all rights and obligations of the parties hereunder shall automatically terminate, and shall cease to be of any further force and effect, upon the earlier of (a) the mutual written agreement of the Schostaks and the Company, or (b) the Termination Date; provided that the provisions contained in Sections 2.04, 2.05, 2.06 and 2.07 shall survive and not be affected by any such termination. Notwithstanding the termination of this Standstill Agreement, nothing contained herein shall relieve any party hereto from liability for breach of any of such party's representations, warranties, covenants or agreements contained in this Standstill Agreement occurring prior to such termination.

          7.03 Amendment and Waiver.    (a)  This Standstill
Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto provided, however, that Sections 2.01 and 2.02 may be amended, supplemented, modified or waived without the consent of Fitzpatrick and Fitzpatrick shall be deemed to have consented to any such amendment, supplement, modification or waiver, if the Company has consented in writing.

          (b) Any term or condition of this Standstill Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Standstill Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Standstill Agreement on any future occasion. All remedies, either under this Standstill Agreement or by law or otherwise afforded, will be cumulative and not alternative.

           7.04 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

          If to NBO or the Schostaks to:

          NBO, LLC
          25800 Northwestern Highway
          Suite 750
          Southfield, Michigan 48075
          Facsimile:  (248) 357-6295
          Attn:  David W. Schostak

          with a copy to:

          Honigman Miller Schwartz and Cohn LLP
          2290 First National Building
          Detroit, Michigan 48226
          Facsimile:  (313) 465-7475
          Attn:  Lawrence D. McLaughlin, Esq.

          If to Fitzpatrick to:

          Daniel B. Fitzpatrick
          c/o Quality Dining, Inc.
          4220 Edison Lakes Parkway
          Mishawaka, Indiana  46545
          Telephone: (219) 271-4600
          Fax:  (219) 243-4377

          with a copy to:

          Milbank, Tweed, Hadley & McCloy LLP
          One Chase Manhattan Plaza
          New York, New York  10005
          Facsimile:  (212) 822-5680
          Attn:  Robert S. Reder, Esq.


          If to the Company to:

          Quality Dining, Inc.
          4220 Edison Lakes Parkway
          Mishawaka, Indiana  46545
          Telephone: (219) 271-4600
          Fax:  (219) 243-4377
          Attn:  General Counsel


          with a copy to:

          Baker and Daniels
          300 North Meridian Street
          Suite 2700
          Indianapolis, In 46203
          Facsimile:  (317) 237-1000
          Attn:  James A. Aschleman, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

          7.05 Entire Agreement. This Standstill Agreement together with the Stock Sale Agreement supersedes all prior discussions and agreements among the parties hereto with respect to the subject matter hereof, and contains, the sole and entire agreement among the parties hereto with respect to the subject matter hereof.

           7.06 No Third Party Beneficiary. The terms and provisions of this Standstill Agreement are intended solely for the benefit of each party hereto, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

           7.07 No Assignment; Binding Effect. Neither this Standstill Agreement nor any right, interest or obligation hereunder may be assigned by any parties hereto without the prior written consent of the other party hereto and any attempt to do so will be void. Subject to the preceding sentence, this Standstill Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

            7.08  Specific  Performance;  Legal  Fees.   The
parties acknowledge that money damages are not an adequate remedy for violations of any provision of this Standstill Agreement and that any party may, in such party's sole discretion, apply to a court of competent jurisdiction for specific performance for injunctive or such other relief as such court may deem just and proper in order to enforce any such provision or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. The parties hereto agree that, in the event that any party to this Standstill Agreement shall bring any legal action or proceeding to enforce or to seek damages or other relief arising from an alleged breach of any term or provision of this Standstill Agreement by any other party, the prevailing party in any such action or proceeding shall be entitled to an award of, and the other party to such action or proceeding shall pay, the reasonable fees and expenses of legal counsel to the prevailing party.

          7.09 Headings. The headings used in this Standstill Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

           7.10 Invalid Provisions. If any provision of this Standstill Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Standstill Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Standstill Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (iii) the remaining provisions of this Standstill Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

           7.11 Governing Law. This Standstill Agreement has been negotiated and entered into in the State of Indiana and shall be governed by and construed in accordance with the laws of the State of Indiana applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

          7.12  Consent to Jurisdiction and Service of
Process. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern District of Indiana in St. Joseph County in any action, suit or proceeding arising in connection with this Standstill Agreement and brought within five (5) years from the date hereof; agrees that any such action, suit or proceeding brought within such period shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein and to the extent permitted by law); and agrees to delivery of service of process in connection with any such action, suit or proceeding brought within such period by any of the methods by which notices may be given pursuant to
Section 7.04, with such service being deemed given as provided in such Section; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 7.12 and shall not be deemed to be a general submission to the jurisdiction of said court or in the State of Indiana other than for such purpose. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

          7.13  Expenses.
  Each party will pay its own costs and expenses incurred in connection with the negotiation and execution of this Standstill Agreement.

           7.14 Counterparts. This Standstill Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

          IN WITNESS WHEREOF, each party hereto has signed this Standstill Agreement, or caused this Standstill
Agreement to be signed by its officer or member thereunto duly authorized, as of the date first above written.


/s/ Daniel B. Fitzpatrick
-----------------------------------------
Name: Daniel B. Fitzpatrick, Individually

QUALITY DINING, INC.,
an Indiana corporation

By:  /s/ John C. Firth
    ------------------
Name:  John C. Firth
     ------------------
Title:  Executive Vice President

NBO, LLC,
a Michigan limited liability company

By:  /s/ Jerome L. Schostak
     -----------------------
Name:  Jerome L. Schostak
Title:  Member


/s/ Jerome L. Schostak
----------------------
JEROME L. SCHOSTAK

/s/ David W. Schostak
---------------------
DAVID W. SCHOSTAK

/s/ Robert I. Schostak
-----------------------
ROBERT I. SCHOSTAK

/s/ Mark S. Schostak
---------------------
MARK S. SCHOSTAK